Mail Stop 3628


	April 17, 2006

By U.S. Mail and Facsimile:  (212) 715-8000
Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

      Re:	InfoUSA Inc.
Soliciting Material under Rule 14a-12 filed March 29, 2006 filed by
Dolphin Limited Partnership I, L.P. and Dolphin Financial
Partners,
L.L.C.
      	File No. 000-19598


Dear Mr. Dienstag:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. We note your statement in the first bullet point on page 3 that the nominees "have no ties with Dolphin or its principals." It appears that you have a prior relationship with nominee Mr. Malcolm
M. Aslin that is not disclosed. We understand that Dolphin was the beneficial owner of more than 5% of the common stock of Gold Banc Corporation, Inc., of which Mr. Aslin was CEO and a director. Please disclose this prior relationship and amend your disclosure regarding
"ties" accordingly. Further, please tell us of any other relationship, current or prior Dolphin or its principals has had with any of the nominees. We believe that this disclosure is particularly important given the emphasis Dolphin has placed on questioning the company`s directors and nominees on the basis of historic relationships. You should disclose your relationships with your own nominees to enable stockholders to fairly evaluate all nominees.
2. We note your statement on page 3 referencing the nominees` platform. On page 4, you set forth a detailed platform you say that your nominees will promote and continue to characterize this platform as the nominees` platform. You state, as discussed below, that neither you nor your principals have ties with the nominees. Your disclosure, however, includes no explanation of how the nominees developed this platform or what communications took place between you and your nominees to determine that your nominees subscribe to this platform. Please provide the basis for your description of this platform as that of the nominees.
3. Explain the meaning of your use of "independent" at your first use of the term. Throughout your proxy statement, you refer to your nominees as "independent" and directly and indirectly challenge the independence of the company`s directors. However, you do not define the term independence, as you use it or otherwise explain it. In contrast, the company specifies in its own proxy statement that "independence" is based on the rules of the Nasdaq Stock Market. You should disclose the standards you use to measure "independence" and explain any differences between such standards and those established in the Nasdaq rules. Alternatively, references to "independent" directors should be applied consistently with respect to Dolphin`s nominees and the company`s directors, or should be deleted, so as not to mislead security holders.
4. As we noted in our prior comment letter to you, each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please address the following points, which are not self-evident, by providing the basis for your statement, assertion of opinion or belief, or remove the language accordingly:
* The first sentence in the second paragraph on page 7, referring to a letter from Mr. Gupta to the company, concludes with the following statement: "...seemingly even if that offer would provide greater value to shareholders." This is not a statement of fact, but rather an unsubstantiated characterization of Mr. Gupta`s letter. The quoted language should be deleted.
* In the third sentence of that same paragraph, you refer to a standstill letter dated July 18, 2005, "...whose enforceability was untested." The letter referenced appears to be a written agreement negotiated between Mr. Gupta and the company`s special committee of directors, with the assistance of counsel. The agreement was included as Exhibit 10.1 to Form 8-K, filed by the Company on July 18, 2005. Please amend the quoted language to add an explanation as to why it is necessary to test the enforceability of a written contract, or delete it.
* Similarly, the inclusion of quotation marks around the word "renewed" in the third paragraph is apparently intended to imply that the renewal was somehow illegitimate or ineffective. The quotation marks should be removed or the basis for such quotation marks explained.
* In the last paragraph on page 8, you refer to members of the company`s senior management who have either resigned their positions or been "reassigned." It appears that some of the "reassignments" you refer to were in fact promotions of such individuals or resulted from organization changes in the company. Your broad statement is unsubstantiated and creates the impression that such reassignments were demotions. Please amend this disclosure to provide the details of promotions or organizational reassignments. Consider providing objective specificity such as titles of the individuals you reference.
* Please delete the sentence on page 17, which includes part of the letter inclusion referenced above, where you state that "all of IUSA`s primary locations are within driving distance to its headquarters." In fact, it appears that the company, which is based in Omaha, Nebraska, has significant operations in California, Florida, Illinois, Iowa, Massachusetts, Michigan, New Hampshire, New
Jersey, New York, Oregon and Wisconsin. It does not appear that you can substantiate this statement.
* On page 19, as part of the same letter, you quote an unnamed investor who purportedly characterized certain market information as the "Gupta Discount." You should identify the investor so that security holders can evaluate the credibility of this statement. Alternatively, the statement should be deleted.
* Please amend your disclosure regarding the December 22, 2005 order from the Delaware Court of Chancery with respect to the production of books and records and the related confidentiality agreement to provide balance, including what was offered by the company, what additional relief you sought from the court, and the ultimate result by court order. It appears that the court order was consistent with the position taken by the company in the preceding negotiations. We understand that you asked for records for the past 10 years, but the company proposed to provide records for five years, in view of the short time that you had been a security holder of the company.
The
court ruled that the company should provide records for a five-year period. Also, the form of confidentiality agreement that was directed by the court appears to be substantially in the form that the company previously had been willing to enter into following negotiations with Dolphin. It appears that you sought additional provisions in the confidentiality agreement that the company refused to agree to, and which the court did not order to be included. In this respect, your description of the court`s action may be misleading, in that it portrays the company as being unwilling to provide records or enter into an acceptable confidentiality agreement until ordered to do so by the court.
Where the basis of support are other documents, such as analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

Background of the Proxy Solicitation, page 13
5. Twelve pages of your proxy materials consist of the text of letters previously written by Dolphin to the board of directors of the company and a press release recently issued by Dolphin. These materials are presented as part of the purportedly factual "background" for Dolphin`s solicitation. While some part of these materials may be referenced and described as part of the factual background of the proxy solicitation, it appears that the inclusion of these materials in their entirety is not appropriate because the majority of the text of these letters and one press release allege or insinuate inappropriate action by the company`s officers or directors. As you are aware, from this and our prior comment letter to you, you must ensure that any allegation is substantiated. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis.
The bases for the opinions you set forth in these letters and the press release are not self-evident and are not disclosed. Accordingly, and with a view toward additional disclosure, for each claim you are making in this document, please recharacterize each claim as a belief and provide the staff with annotated materials adequately supporting each such belief. We will provide no examples, as your document is comprised almost entirely of statements requiring support.

Amendment of Bylaws, page 33
6. Please amend your discussion of the legal advice received from counsel to provide balance with respect to the validity of the bylaw proposal. In addition, please indicate whether you have sought and received a written opinion with respect to the validity of the proposed bylaw. At page 34 you state that you have been "informed" by Delaware counsel that your proposed bylaw amendment is consistent with Delaware law, which appears then to be the standard for determining whether the proposed bylaw amendment, if adopted, would be valid. Please amend your disclosure to provide a description of the additional requirement that the permissible scope of a bylaw of a
Delaware corporation is governed by Section 109 of the Delaware General Corporation Law which provides that bylaws may only contain provisions that are not inconsistent with law "or with the Certificate of Incorporation."
7. Further, you should amend your characterizations of the bylaw on page 34 to identify the statements as your own or as those of your Delaware counsel. For example, you state that your bylaw amendment would establish a qualification for directors as opposed to impermissibly limiting the scope of the authority provided to the board in the company`s certificate of incorporation; however you do not disclose whether these statements represent the opinion or advice of your Delaware legal counsel.
8. We cannot locate your table disclosing the beneficial ownership of the company`s common stock by your nominees as required by Schedule
14A, Item 6(d) and Item 403(b) of Regulation S-K. The persons on whose behalf the solicitation is being made should provide "in substantially the tabular form indicated" information about the beneficial ownership of the registrant`s stock by certain persons, including nominees for director. Please advise.
Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the acknowledging that:

* the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * *

      Please direct any questions to me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,



Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
April 17, 2006
Page 6